Domini Impact Investments LLC

180 Maiden Lane, Suite 1302

New York, NY 10038-4925

June 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn.: Ms. Kimberly Browning

Re:	Domini Investment Trust (File Nos. 811-05823 and 33-29180)

Ladies and Gentlemen:

This letter responds to comments we received from Ms. Kimberly Browning of the Staff of the Securities and Exchange Commission (the “Commission”) on May 7, 2018 and May 9, 2018, regarding Post-Effective Amendment No. 56 (the “Amendment”) to the Registration Statement on Form N-1A of Domini Investment Trust (the “Registrant”) filed on March 23, 2018 with respect to Class Y shares of Domini Impact International Equity Fund (“the International Fund”) and Domini Impact International Bond Fund (the “Bond Fund”). A summary of the Staff’s comments and the Registrant’s responses are set forth below.

General

1.	Comment:	The Staff noted the identification of a Shareholder Manual and the use of certain sections numbered as A-1, B-1 and C-1. The Staff requested that the Registrant explain in its response how this presentation is compliant with the format and terminology required by Form N-1A.

	Response:	The Registrant notes that the information included in the section of the prospectus titled “Shareholder Manual” is provided substantially in the format and terminology required by Items 11 and 12 of Form N-1A and is otherwise consistent with the requirements of Form N-1A. The Registrant respectfully submits that identifying the section of the prospectus that contains the information required by Items 11 and 12 of Form N-1A as a “Shareholder Manual” is not inconsistent with Form N-1A and is helpful to investors. The Registrant also notes that a number of fund groups identify the section of the prospectus that contain the information required by Items 11 and 12 of Form N-1A as a “Shareholder Guide” or “Shareholder Manual.”

2.	Comment:	The Staff noted that the reference to “Domini Social” in each Fund’s name recently changed to “Domini Impact.” The Staff requested that the Registrant explain how shareholders were notified regarding such name changes.

	Response:	The Registrant notes that the inclusion of “Domini Social” or “Domini Impact” in each Fund’s name refers to each Fund’s investment adviser, which recently changed its name from Domini Social Investments LLC to Domini Impact Investments LLC. The Fund name changes referred to by the Staff corresponded to the adviser’s name change. The Registrant confirms that there was no change to either Fund’s investment strategies or policies related to the replacement of “social” with “impact,” and, specifically, no change to either Fund’s 80% policy for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended (the (“1940 Act”). Accordingly, shareholders were notified of the adviser’s name change and the related Fund name changes in connection with the annual update to the Funds’ registration statement dated November 30, 2016, which was effective on the same day as each Fund’s name change.

Summary Section – Fee Table

3.	Comment:	The Staff requested that the Registrant revise the preamble to each Fund’s Fee Table to comply with Item 3 of Form N-1A.

	Response:	The Registrant respectfully submits that the preamble to each Fund’s Fee Table complies with Item 3 of Form N-1A and that no change to the disclosure is required. The Registrant notes that Class Y shares included in the Fee Table are “clean shares” and the Registrant intends to rely on the Capital Group no-action letter (Jan. 11. 2017). The Registrant notes that the preamble to the Fee Table varies from Form N-1A only to the extent that it includes the disclosure required by the Staff for “clean shares” in the Capital Group no-action letter.

4.	Comment:	The Staff noted that a footnote to the Fee Table states that other expenses are based on an estimated amount. The Staff requested that the Registrant revise the Fee Table to refer to actual expenses or explain why it is appropriate to have estimated amounts.

	Response:	The Registrant will delete the footnote referred to by the Staff.

5.	Comment:	The Staff noted that Class Y shares of each Fund will be subject to an expense limitation agreement. The Staff requested that the Registrant confirm that such agreement will be included as an exhibit to its next post-effective amendment.

	Response:	The Registrant notes that it filed the applicable expense limitation agreement as Exhibit h (6) to the Amendment and no additional filing with respect to such agreement is required.

6.	Comment:	The Staff requested that the Registrant confirm in its response whether the adviser has retained any recoupment rights under the expense limitation agreement and, if applicable, add disclosure with respect to any recoupment rights.

	Response:	The Registrant confirms that the adviser has not retained any recoupment rights under the expense limitation agreement.

7.	Comment:	The Staff requested that the Registrant confirm in its response that the Expense Example was calculated in a manner that limited application of the expense cap to the relevant contractual period.

	Response:	The Registrant confirms that the Expense Example was calculated in a manner that limited application of the expense cap to the relevant contractual period.

Summary Section – International Fund

8.	Comment:	The Staff noted that the Registrant states that, under normal circumstances, the International Fund primarily invests in the equity securities of mid- and large capitalization companies located in Europe, the Asia-Pacific region, and throughout the rest of the world. The Staff requested that the Registrant revise the disclosure to clarify what is meant by equity securities (e.g., common stock, preferred stock, etc.).

	Response:	The Registrant will add disclosure to clarify that, for purposes of the Fund’s investment policies, equity securities include common stocks, depositary receipts, warrants, rights, preferred shares, equity interests in real estate investment trusts (REITs), and funds that invest primarily in equity securities.

9.	Comment:	The Staff requested that the Registrant revise the disclosure to specify the market sectors in which each Fund intends to principally invest and explain the attendant principal risks of investing in such sectors. The Staff also suggested that the Registrant consider revising the name of the sector concentration risk factor to avoid the use of the word “concentration.”

	Response:	The Registrant notes that neither Fund focuses its investments in particular market sectors as an element of its principal investment strategy and, accordingly, no change to the disclosure is required. The Registrant notes that it includes a sector concentration risk factor to address the possibility of sector concentrations resulting from the implementation of a Fund’s investment strategy. The Registrant will rename this risk factor as “market segment risk” to address the Staff’s comment. The Registrant also notes that it currently includes specific disclosure regarding the risks related to investments in the financial sector because a significant portion (approximately 22%) of the Fund’s assets are invested in securities related to the financial sector.

10.	Comment:	The Staff noted that the Registrant states that, under normal circumstances, the International Fund’s investments will be tied economically to at least 10 different countries other than the U.S. and at least 40% of the Fund’s assets will be invested in companied tied economically to countries outside the U.S. The Staff requested that the Registrant add disclosure to clarify what is meant by “tied economically” to applicable countries.

	Response:	The Registrant will add disclosure to the section of the prospectus titled “More on the Funds’ Investment Objectives and Strategies” to clarify that a security will be deemed to be tied economically to a country if: (1) the issuer is organized under the laws of, or has a principal place of business in that country; or (2) the principal listing of the issuer’s securities is in a market that is in that country; or (3) the issuer derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in that country; or (4) the issuer has at least 50% of its assets located in that country.

11.	Comment:	The Staff requested that the Registrant revise the disclosure regarding each Fund’s 80% policy to clarify that “assets” means net assets, plus the amount of borrowings, if any, for investment purposes.

	Response:	The Registrant will revise the disclosure to clarify that “assets” means net assets, plus the amount of borrowings, if any, for investment purposes.

12.	Comment:	The Staff noted the reference to derivatives instruments in the International Fund’s 80% policy and requested that the Registrant specify each type of derivative instrument in which the Fund intends to principally invest, and explain the intended use of such derivatives and attendant principal risks.

	Response:	The Registrant notes that the International Fund refers to derivatives in its 80% policy only to clarify that, to the extent the Fund invests in derivatives, such derivatives may be used to satisfy the Fund’s 80% policy. The Registrant confirms that the Fund does not intend to invest in derivatives as a principal strategy and, accordingly, no change to the disclosure is required.

13.	Comment:	The Staff noted that the Registrant states that the International Fund will primarily invest in companies tied economically to developed market countries throughout the world (or equivalent shares such as ADRs or other securities representing underlying shares of foreign companies). The Staff requested that the Registrant revise the disclosure to identify specifically each type of security referred to in the above parenthetical.

	Response:	The Registrant notes that it will delete the parenthetical identified by the Staff. The Registrant notes that such parenthetical refers primarily to investments in depositary receipts, which are addressed in the disclosure added by the Registrant in response to Comment #8.

14.	Comment:	The Staff noted that the Registrant states that the International Fund may invest up to 10% of its assets in securities of issuers organized or principally trade in, or with significant exposure, to emerging market countries. The Staff requested that the Registrant revise the disclosure to clarify how the Fund determines if a country is an emerging market country and, in particular, what is “significant exposure” to an emerging market country.

	Response:	The Registrant will revise the disclosure to clarify that the Fund may invest up to 10% of its assets in securities tied economically to an emerging market. The Registrant will add disclosure to the section of the prospectus titled “More on the Funds’ Investment Objectives and Strategies” to clarify that a security will be deemed to be tied economically to an emerging market if: (1) the issuer is organized under the laws of, or has a principal place of business in that emerging market; or (2) the principal listing of the issuer’s securities is in a market that is in that emerging market; or (3) the issuer derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in that emerging market; or (4) the issuer has at least 50% of its assets located in that emerging market. The Registrant also will add disclosure to clarify that emerging markets generally will include, but not be limited to, countries included in the Morgan Stanley Capital International (MSCI) Emerging Markets Index.

15.	Comment:	The Staff requested that the Registrant provide a brief explanation in the summary section regarding impact investing and how that relates to the adviser’s social and environmental standards.

	Response:	The Registrant will revise the disclosure to explain that in the course of pursuing their financial objectives, impact investors seek to use their investments to create a more fair and sustainable world. The adviser believes that by factoring social and environmental sustainability standards into their investment decisions, investors can encourage greater corporate accountability.

16.	Comment:	The Staff requested that the Registrant delete the cross-reference included in each Fund’s summary section to additional information about the standards the adviser uses to evaluate potential investments and the securities held by the Fund, and certain limitations on investments.

	Response:	The Registrant will delete the cross-reference referred to by the Staff.

17.	Comment:	The Staff noted that the Registrant states that each Fund’s investment approach incorporates the adviser’s social and environmental criteria and requested that the Registrant delete the statement in each Fund’s summary section that the adviser reserves the right to alter its investment standards without shareholder approval or application of standards or to add new standards at any time without shareholder approval, and confirm that each Fund’s principal investment strategies are disclosed in the summary section.

	Response:	The Registrant will delete the statement referred to by the Staff, and add disclosure to clarify that the adviser’s interpretation and application of its social and environmental standards are subjective and may evolve over time. The Registrant confirms that each Fund’s principal investment strategies are disclosed in the summary section.

18.	Comment:	The Staff requested that the Registrant add disclosure to each Fund’s summary section to briefly explain how the Fund’s subadviser determines which securities to sell.

	Response:	The Registrant will add disclosure to clarify that: (i) with respect to the International Fund, the subadviser uses a proprietary quantitative model to select investments from among those which the adviser has notified the subadviser are eligible for investment, seeking to build the most attractive portfolio by purchasing the most attractive stocks (as determined by the subadviser’s model) and selling the least attractive stocks (as determined by the subadviser’s model); and (ii) with respect to the Bond Fund, the subadviser uses proprietary fundamental research to select investments to buy and sell from among those which the adviser has notified the subadviser are eligible for investment, based upon an identification of structural, cyclical and opportunistic themes, as well as individual sector and security characteristics.

19.	Comment:	The Staff requested that the Registrant revise the disclosure to specify the countries in which the International Fund intends to principally invest and explain the attendant principal risks of investing in such countries.

	Response:	The Registrant notes that the International Fund does not focus its investments in a particular country or countries as an element of its principal investment strategy and, accordingly, no change to the disclosure is required. The Registrant notes that, from time to time, the Fund may make significant investments in a country as a result of the implementation of its investment strategy. The Registrant notes that it currently includes specific disclosure regarding the risks related to investments in Japanese securities because a significant portion (approximately 23%) of the Fund’s assets currently are invested in Japanese securities.

20.	Comment:	The Staff suggested that the Registrant streamline each Fund’s market risk factor to focus on risks specific to the Fund.

	Response:	The Registrant respectfully submits that each Fund’s market risk factor currently focuses on risks that are relevant to an investment in the Fund, and that no change to the disclosure is required.

21.	Comment:	The Staff requested that the Registrant revise the average annual total returns table for the International Fund so that the Fund’s current benchmark precedes the Fund’s former benchmark.

	Response:	The Registrant will revise the disclosure as requested by the Staff.

22.	Comment:	The Staff suggested that a heading or space be added to separate the Investment Results and Investment Adviser sections of each summary.

	Response:	The Registrant will add space to separate the Investment Results and Investment Adviser sections of each summary.

23.	Comment:	The Staff noted that the terms “submanager” and “subadviser” are both used in the Registration statement and suggested that the Registrant use consistent terminology throughout the Registration Statement.

	Response:	The Registrant will revise the disclosure to confirm that the term “subadviser” is used consistently throughout the Registration Statement.

Summary Section – Bond Fund

24.	Comment:	The Staff requested that the Registrant confirm if high portfolio turnover is employed as an element of the Bond Fund’s principal investment strategy that would require disclosure in the summary section of the prospectus.

	Response:	The Registrant confirms that high portfolio turnover is not employed as an element of the Bond Fund’s principal investment strategy that would require disclosure in the summary section of the prospectus. The Registrant notes that, from time to time, implementation of the Fund’s investment strategy may result in high portfolio turnover rates, primarily as consequence of its investments in mortgage dollar rolls and participation in “to be announced” transactions. The Registrant notes that it includes a portfolio turnover risk factor to address the Bond Fund’s recent high portfolio turnover rates.

25.	Comment:	The Staff requested that the Registrant confirm that it identifies in the principal investment strategy section each type of bond in which the Bond Fund intends to principally invest. The Staff noted that the Registrant includes principal risk factors for investments in emerging markets and floating rate loans but does not specifically identify a corresponding investment in the principal investment strategies section.

	Response:	The Registrant will revise the principal investment strategy disclosure to clarify that the Bond Fund may invest in floating rate loans and will delete the principal risk factor regarding emerging markets. Including that clarification, the Registrant confirms that it identifies in the principal investment strategy section each type of bond in which the Fund intends to principally invest.

26.	Comment:	The Staff requested that the Registrant confirm in its response the percentage of the Bond Fund’s investments in privately-issued asset-backed and mortgage-backed securities that are below investment grade.

	Response:	The Registrant notes that, as of June 1, 2018, approximately 0.12% of the Bond Fund’s investments were in privately-issued commercial, asset-backed, and mortgage-backed securities that are below investment grade.

27.	Comment:	The Staff noted that the Registrant states a significant portion of the Bond Fund’s assets may be invested in “to be announced” securities. The Staff requested that the Registrant revise the disclosure to define “to be announced” securities and to specify what percentage of the Fund’s assets may be invested in such securities.

	Response:	The Registrant will add disclosure to clarify that a “to be announced” transaction is a method of trading mortgage-backed securities where the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount, and price at the time the contract is entered into but the mortgage-backed securities are delivered in the future, generally 30 days later.

The Registrant notes that the Portfolio’s investments in “to be announced” securities are subject to the Fund’s stated policy to invest at least 80% of its assets in bonds, and respectfully submits that it does not believe that stating an additional percentage limitation would be useful to investors.

28.	Comment:	The Staff requested that, if applicable, the Registrant add disclosure to clarify that the Bond Fund may invest in securities that are in default.

	Response:	The Registrant will add disclosure to clarify that the Bond Fund may invest in securities that are in default.

29.	Comment:	The Staff requested that, if applicable, the Registrant add disclosure to clarify that investing in unrated securities is a principal investment strategy of the Bond Fund, and to clarify the percentage of Fund assets that may be invested in unrated or lower rated securities.

	Response:	The Registrant will revise the disclosure in the summary section to clarify that the Bond Fund may invest up to 20% of its assets in below-investment grade securities or, if unrated, of equivalent credit quality as determined by the subadviser.

30.	Comment:	The Staff requested that the Registrant confirm that it believes that identification of the Bloomberg Barclays U.S. Aggregate Bond Index as the Bond Fund’s benchmark index is consistent with the Fund’s ability to invest in below investment grade securities.

	Response:	The Registrant confirms that it believes that identification of the Bloomberg Barclays U.S. Aggregate Bond Index as the Bond Fund’s benchmark index is consistent with the Fund’s policy to invest 80% of its assets in investment grade bonds.

31.	Comment:	The Staff noted the reference to derivatives instruments in the Bond Fund’s market risk factor and requested that, if applicable, the Registrant add disclosure to clarify that the Fund invests in derivatives as a principal investment strategy of the Fund, to specify each type of derivative instrument in which the Fund intends to principally invest, to explain the intended use of such derivatives, and the attendant principal risks. The Staff requested that the Registrant explain in its response how derivatives are valued for purposes of the Fund’s 80% policy.

	Response:	The Registrant confirms that the Fund does not intend to invest in derivatives as a principal strategy and, accordingly, no change to the disclosure is required. The Registrant confirms that, to the extent that the Fund invests in derivative instruments, the Fund values such derivative instruments based on their market value for purposes of the Fund’s 80% policy.

32.	Comment:	The Staff noted the reference to sub-prime mortgages in the principal mortgage- and asset-backed securities risk factor for the Bond Fund and requested that the Registrant confirm if such investments should be identified as a principal investment strategy of the Fund.

	Response:	The Registrant notes that investing in mortgage-backed securities that include sub-prime mortgages is not a principal investment strategy of the Bond Fund; however, the Fund is permitted to invest in mortgage-backed securities that include sub-prime mortgages to the extent consistent with the Fund’s policy to invest 80% of its assets in investment grade bonds. The Registrant believes that it is useful to investors to highlight the risks associated with potential investments in securities that include sub-prime mortgages. Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

33.	Comment:	The Staff noted that the Registrant states that the Bond Fund’s investments in mortgage dollar rolls may significantly increase the Fund’s portfolio turnover rate. The Staff requested that, if applicable, the Registrant revise the disclosure to clarify that the Fund may invest in mortgage dollar rolls as a principal investment strategy.

	Response:	The Registrant will revise the disclosure to clarify that the Fund may invest in mortgage dollar rolls as a principal investment strategy.

More on the Funds’ Investment Objectives and Strategies

34.	Comment:	The Staff noted that the Registrant states that, as an additional strategy, the International Fund may reserve a portion of its portfolio for various reasons including to invest in companies with strong social or environmental profiles, and requested that the Registrant revise the disclosure to clearly identify such reasons.

	Response:	The Registrant will revise the disclosure to clarify that, at its discretion, the adviser may invest a portion of the Fund’s portfolio in companies that are consistent with the adviser’s social and environmental standards or to support shareholder advocacy initiatives without reference to the subadviser’s quantitative model.

35.	Comment:	The Staff noted that the Registrant states that, with respect to each Fund, portfolio sector weights are managed relative to the Fund’s benchmark; consequently, a Fund may invest a significant percentage of its assets in a single sector if that sector represents a large proportion of its benchmark. The Staff requested that the Registrant revise the disclosure to clarify if management relative to a specified benchmark is an element of the Fund’s principal investment strategy.

	Response:	The Registrant confirms that management relative to a specified benchmark is not an element of each Fund’s investment strategy, however, the subadviser does take into account the sector weights of each Fund’s benchmark as part of its investment process as indicated by the disclosure. The Registrant will revise the disclosure referenced by the Staff accordingly.

36.	Comment:	The Staff noted references in the Registration Statement to the adviser’s environmental and social standards and requested that the Registrant revise the disclosure to briefly describe the adviser’s environmental and social standards.

	Response:	The Registrant respectfully submits that the current disclosure in the Registration Statement titled “Impact Investing” provides a brief description of the adviser’s social and environmental standards and how those standards are applied to each Fund’s investments. The Registrant respectfully submits that no change to the disclosure is required.

Who Manages the Funds

37.	Comment:	The Staff noted that the Registrant identifies each Fund’s portfolio managers, but separately states that the subadviser uses team of portfolio managers and analysts to manage the Funds. The Staff requested that the Registrant confirm that the disclosure regarding each Fund’s portfolio managers complies with Item 10(a)(2) of Form N-1A.

	Response:	The Registrant confirms that the disclosure regarding each Fund’s portfolio managers complies with Item 10(a)(2) of Form N-1A. The Registrant will delete the reference to a team of portfolio managers noted by the Staff.

Shareholder Manual

38.	Comment:	The Staff noted that the Registrant states that if a shareholder purchased the shares they are selling by check, a Fund may delay the payment of redemption proceeds until the check has cleared, which may take 8 or more business days from the purchase date. The Staff requested that the Registrant revise the disclosure to state the maximum time that redemption proceeds may be delayed by the Fund.

	Response:	The Registrant will revise the disclosure to clarify that if a shareholder purchased the shares they are selling by check, a Fund may delay the payment of redemption proceeds until the check has cleared, which may take up to 10 calendar days from the purchase date.

39.	Comment:	The Staff noted that the Registrant states that each Fund reserves the right to pay redemption proceeds in kind. The Staff requested that the Registrant add disclosure to address market and tax risks related to redemptions in kind. The Staff also suggested that the Registrant consider adding a separate heading for redemptions in kind.

	Response:	The Registrant will add disclosure to address market and tax risks related to redemptions in kind. The Registrant will also add a separate heading for redemptions kind.

40.	Comment:	The Staff referred to the adopting release with respect to Rule 22e-4 under the 1940 Act and requested that the Registrant consider adding disclosure describing whether the Funds typically will make in kind redemptions in pro rata slices, in individual securities and/or in representative securities baskets,

	Response:	The Registrant will add disclosure to clarify that if a Fund redeems in kind, it generally will deliver a proportionate share of the portfolio securities owned by the Fund.

41.	Comment:	The Staff noted that the Registrant states that when a market price is not available, or when a Fund has reason to believe that the price does not represent market realities, the Fund will value securities instead by using methods approved by the Fund’s Board of Trustees. The Staff requested that the Registrant revise the disclosure to indicate the entity that performs such fair valuations. The Staff also requested that the Registrant confirm in its response that the Funds comply with Rule 38a-1 under the 1940 Act with respect to the Board’s review and evaluation of the accuracy of such procedures.

	Response:	The Registrant will revise the disclosure to clarify that the Funds’ adviser performs fair valuations. The Registrant confirms that the Funds comply with Rule 38a-1 with respect to the Board’s review and evaluation of the accuracy of such procedures.

42.	Comment:	The Staff requested that the Registrant confirm in its response whether either Fund invests in underlying funds and, if applicable, that the Registrant will include the disclosure required by the Instruction to Item 11(a)(1) of Form N-1A.

	Response:	The Registrant confirms that neither Fund currently invests in underlying funds but, if a Fund invests in underlying funds in the future, the Registrant will include the disclosure required by the Instruction to Item 11(a)(1) of Form N-1A.

Back Cover

43.	Comment:	The Staff noted that the Registrant includes information titled “Keep in Touch with Domini” and “Sign Up for E-Delivery” on the back cover page of the prospectus that does not appear to be permitted by Item 1(b) of Form N-1A, and requested that the Registrant explain how such information is consistent with Item 1(b) of Form N-1A.

	Response:	The Registrant will delete the information referred to by the Staff.

Statement of Additional Information

44.	Comment:	The Staff requested that the Registrant revise the disclosure regarding Portfolio Holdings Information to clearly identify entities with daily or ongoing access to such information, and clarify as necessary any conditions or restrictions placed on such access.

	Response:	The Registrant will revise the disclosure referenced by the Staff to more clearly identify the entities that receive portfolio holdings information on a daily ongoing basis. The Registrant respectfully submits that the current disclosure clearly identifies those entities with whom the Funds have entered into confidentiality agreements as a condition to obtaining additional disclosure of portfolio holdings information and the restrictions placed on such entities’ access to portfolio holdings information, and that no additional disclosure with respect to such entities is required.

45.	Comment:	The Staff requested that the Registrant add disclosure with respect to each Fund’s fundamental investment restriction regarding borrowing to explain the extent to which borrowing is permitted by the 1940 Act.

	Response:	The Registrant will add disclosure to clarify that the 1940 Act permits a Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes.

46.	Comment:	The Staff noted that the Registrant states that Domini Impact Equity Fund may not invest more than 25% of its assets in any one industry except that if an investment objective or strategy of the Fund is to match the performance of an index and the stocks in a single industry compose more than 25% of such index, the Fund may invest more than 25% of its assets in that industry. The Staff requested that the Registrant explain in its response why the Fund has this investment restriction and how it applies to the International Fund and the Bond Fund.

	Response:	The Registrant notes that the Registrant did not file the Amendment reviewed by the Staff with respect to Domini Impact Equity Fund (the “Equity Fund”), a series of the Registrant; however, the Equity Fund shares a common Statement of Additional Information with the International Fund and the Bond Fund and, accordingly, references to the Equity Fund were included in the Amendment.

The Registrant notes that the investment restriction referred to by the Staff merely acknowledges that, to the extent that an index to which the Equity Fund’s securities holdings correspond is concentrated in an industry, the Fund may also be so concentrated. The Registrant also notes that the Fund’s concentration policy is a fundamental policy that cannot be changed without shareholder approval. The Registrant further notes that, as a practical matter, it is not currently the investment objective or the investment strategy of the Equity Fund to match the performance of an index. The Registrant will add disclosure to clarify that the Equity Fund does not currently have an investment objective or an investment strategy to match the performance of an index.

The Registrant notes that the investment restriction referred to by the Staff does not apply to the International Fund or the Bond Fund.

47.	Comment:	The Staff noted that the Registrant states that while the International Fund does not intend to concentrate its investments in a particular industry, the Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more unaffiliated underlying funds. The Staff requested that the Registrant revise the disclosure to clarify that the Fund will consider the industries of such underlying funds’ portfolio investments for purposes of the Fund’s concentration policy.

	Response:	The Registrant notes that, as a practical matter, it does not currently invest in underlying funds. However, to the extent the International Fund invests in unaffiliated underlying funds in the future, the Fund will not have real-time access to portfolio holdings information for such unaffiliated underlying funds. Therefore, the Fund will not be able to monitor the portfolio holdings of unaffiliated underlying funds for purposes of determining compliance with the Fund’s concentration policy.

48.	Comment:	The Staff noted that the Registrant states that the Bond Fund may not concentrate its investments in any particular industry, but if it is deemed appropriate for the achievement of the Fund’s investment objective, up to 25% of its assets, may be invested in any one industry, except that positions in futures contracts shall not be subject to this restriction. The Staff requested that the Registrant revise the disclosure to delete the exclusion of future contracts from the concentration policy.

	Response:	The Registrant notes that futures contracts are excluded from the concentration policy because futures contracts themselves do not constitute an industry. The Registrant also notes that the Bond Fund’s concentration policy is a fundamental policy that cannot be changed without shareholder approval.

49.	Comment:	The Staff noted that the Registrant states that the Equity Fund will invest all of its investable assets in (a) securities and instruments that meet social criteria, (b) one or more investment companies that apply social criteria in selecting securities and instruments, (c) cash, and (d) any combination of the foregoing. The Staff asked the Registrant to explain how this investment policy is consistent with the Fund’s principal investment strategies and requested that the Registrant revise the disclosure to clarify if all of the Equity Fund’s assets may be invested in cash. The Staff also requested that the Registrant explain in its response how this investment restriction applies to the International Fund and the Bond Fund.

	Response:	The Registrant notes that it understands the investment restriction referred to by the Staff to require the Equity Fund to invest in a combination of securities that meet social criteria, investment companies that apply social criteria and cash, but, under normal circumstances, does not permit the Fund to invest all of its assets in cash (i.e., the restriction requires investments in a combination of (a), (b) and (c), and does not require or permit investments in (a), (b) or (c)). Accordingly, the Registrant submits that this investment policy is consistent with the Fund’s principal investment strategies. The Registrant also notes that the policy referred to by the Staff is a fundamental policy that cannot be changed without shareholder approval.

The Registrant notes that the investment policy referred to by the Staff does not apply to the International Fund or the Bond Fund.

50.	Comment:	The Staff noted that the Registrant states in the Statement of Additional Information that the Funds have authorized certain intermediaries to “accept” on their behalf purchase and redemption orders and that such orders will be deemed to be received when an authorized broker its designee “accepts the order.” The Staff requested that the Registrant revise the disclosure to clarify that investors will receive the next share price that is calculated after their purchase or sale request is received in good order in accordance with Rule 22c-1 under the 1940 Act.

	Response:	The Registrant will revise the disclosure to clarify that investors will receive the next share price that is calculated after their purchase or sale request is received in good order.

Please call the undersigned at 212-217-1114 with any questions.

Sincerely,

/s/ Megan L. Dunphy

Megan L. Dunphy
General Counsel

cc:	Roger Joseph, Esq.

Toby Serkin, Esq.

Jeremy Kantrowitz, Esq.